Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of DigitalBridge Group, Inc. for the registration of its Class A common stock, preferred stock, depository shares, warrants and rights and to the incorporation by reference therein of our reports dated February 27, 2023, with respect to the consolidated financial statements of DigitalBridge Group, Inc., and the effectiveness of internal control over financial reporting of DigitalBridge Group, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Los Angeles, California

April 3, 2023